UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______
Commission File Number 0-1928

Full Title of the Plan:
THE AES CORPORATION RETIREMENT SAVINGS PLAN
Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of its Principal Executive Office:
THE AES CORPORATION
4300 Wilson Boulevard
Arlington, VA 22203

THE AES CORPORATION RETIREMENT SAVINGS PLAN
Schedules required by the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Plan Administrator of The AES Corporation Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The AES Corporation Retirement Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young, LLP
We have served as the Plan's auditor since 2008.
Tysons, Virginia
June 25, 2019

THE AES CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2018 AND 2017

	December 31,
	2018	2017
INVESTMENTS AT FAIR VALUE	$360,530,706	$396,079,092
RECEIVABLES:
Notes receivable from participants	4,906,362	5,134,519
Participant contributions	251,659	391,047
Employer contributions	710,136	822,269
Receivables for securities sold	—	4,947
Total receivables	5,868,157	6,352,782
NET ASSETS AVAILABLE FOR BENEFITS	$366,398,863	$402,431,874
See accompanying notes to financial statements.

THE AES CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2018

ADDITIONS:
Contributions:
Participant (including rollover contributions of $1,313,611)	$14,036,304
Employer	13,793,886
Total contributions	27,830,190
Interest income from notes receivable from participants	242,773
Investment interest and dividends	8,363,626
Total additions	36,436,589
DEDUCTIONS:
Benefits paid to participants	(57,012,032)
Net depreciation in fair value of investments	(6,424,272)
Administration expenses	(233,795)
Total deductions	(63,670,099)
DECREASE IN NET ASSETS BEFORE TRANSFERS	(27,233,510)
TRANSFER OUT OF PLAN	(8,799,501)
DECREASE IN NET ASSETS AFTER TRANSFERS	(36,033,011)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	402,431,874
End of year	$366,398,863
See accompanying notes to financial statements.

THE AES CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2017, AND FOR THE YEAR ENDED DECEMBER 31, 2018
1.   PLAN DESCRIPTION
The AES Corporation Retirement Savings Plan (the “Plan”) was established on April 1, 1989. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan covering substantially all full-time and part-time employees of The AES Corporation (the “Company” or “AES”) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). New employees are immediately able to participate in the Plan.
Contributions — All contributions to the Plan are made in cash. Participants may make pre-tax contributions up to 50% (prior to January 1, 2017, up to 20%) of their annual compensation as well as after-tax contributions subject to annual maximum limits determined by the Internal Revenue Service (the “IRS”).
The Company matches up to 5% of each participant’s annual compensation, as defined by the Plan, subject to the annual maximum determined by the IRS. Starting January 1, 2017, the Company makes non-elective contributions equal to 4% of the participant's compensation, subject to the annual maximum limits determined by the IRS.
If the Company exceeds the midpoint of pre-defined financial metrics, the Company may contribute discretionary profit sharing of up to 1% of the participant’s compensation, at management's discretion. The Company did not award any profit sharing contributions for the year ended December 31, 2018.
Participant Accounts — Each participant’s account is credited with the participant’s and the employer’s contributions, and the earnings on investments in the participant’s account. The benefit to which a participant is entitled is the vested portion that can be provided from the participant’s account.
Vesting — Participants are immediately vested in their pre-tax, after-tax and matching contributions including earnings thereon. Vesting in employer profit sharing and non-elective contributions is based on the years of credited service. A participant vests 20% per year of service and is fully vested after five years of credited service or upon attainment of normal retirement age.
Notes Receivable from Participants — Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Participants may obtain up to three loans from the Plan in aggregate amounts up to the lesser of (a) $50,000 or (b) 50% of a participant’s vested account balance. The loans are collateralized by the balance in the participant’s account and bear a fixed interest rate, based on the federal prime lending rate plus 1/2%, determined at the commencement of the loan. Interest on all loans is allocated to the participant’s account from which the loan was funded. Principal and interest are paid ratably through payroll deductions. Interest rates on outstanding loans as of December 31, 2018, ranged from 3.75% to 8.25% with maturities ranging from 2018 to 2028.
Payment of Benefits — Payment of benefits depends on a participant’s vested account balance and the reason for termination.
In the case of termination of employment for reasons other than death, if the value of a participant’s vested balance is:

•	less than $1,000, the Plan generally makes a cash lump sum distribution;

•
between $1,001 and $5,000, the Plan makes an automatic rollover to an IRA with T. Rowe Price on the participant’s behalf if the participant fails to elect a direct rollover or to receive a cash lump sum payment; and

•
greater than $5,000, the participant may elect to (i) receive a lump sum distribution equal to the value of their vested account balance, or (ii) receive benefits in monthly, quarterly, semiannual or annual installments over a period not to exceed the shorter of 25 years or the participant’s life expectancy. Distributions can be made in cash, common stock of AES (to the extent the participant has vested amounts invested in AES common stock), or a combination of both.

In the case of termination of employment due to death, the entire interest in a participant’s vested account balance is generally distributed no later than five years after the participant’s death if distributions have not already commenced and are distributed at least as rapidly as under the method of distribution being used if distributions have commenced.
Forfeitures — At December 31, 2018 and 2017, forfeited nonvested account balances totaled $701,320 and $492,768, respectively. Additional forfeitures resulting from nonvested accounts of participants terminated during the year ended December 31, 2018 were $746,986. During the year ended December 31, 2018, employer contributions were reduced by $335,084 that was reallocated from forfeited nonvested accounts. Forfeited nonvested accounts were used to pay Plan administration expenses of $213,695.
Voting Rights — The Plan provides that each participant is entitled to direct the Trustee as to the manner in which voting rights are exercised with respect to shares of employer stock allocated to his or her account. The Trustee does not vote any allocated shares for which timely instructions have not been given by a participant. The Plan provides that voting rights with respect to unallocated shares will be exercised in the same manner and proportion that voting rights are exercised with respect to shares allocated to participants’ accounts.
Investments — The Plan is intended to constitute a Section 404(c) plan within the meaning of ERISA Section 404(c) and the regulations issued thereunder. These regulations provide relief from certain fiduciary liability to fiduciaries of individual account plans that (i) provide participants a broad range of investment alternatives and (ii) allow participants to exercise independent control over the investment of the assets in their individual accounts.
Under the terms of the Plan, participants can choose to invest their contributions to one or more of the Plan's investment funds. The AES Corporation Common Stock investment option was closed to future contributions on March 20, 2018. Participants also have the option of establishing a self-directed account which is invested pursuant to their instructions.
Plan Transfers — On January 1, 2018, the Plan transferred assets of $8,799,501, including participant loans outstanding of $29,233, to Boston Financial Data Services in relation to the creation of Fluence, a joint venture of AES and Siemens, and related transfer of AES employees to Fluence.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.
Plan Administration and Related Expenses — The Plan is administered by the AES Corporation Retirement Savings Committee ("Plan Administrator") appointed pursuant to delegated Board authority of the Company’s Chief Executive Officer. T. Rowe Price has been the Plan Trustee since October 1, 2015. Administrative expenses of the Plan are offset using forfeitures and revenue sharing received from investments in mutual funds and other investment options to T. Rowe Price from record keeping and related services. All remaining administrative, legal, and other expenses of the Plan are paid by the Company, except for certain expenses paid by the Plan participants, such as loan initiation fees.
Plan Amendments — In January 2018, the Plan was amended to permit the immediate forfeiture of unvested Plan account balances for participants who take a full distribution of the vested portion of their accounts upon termination of employment. These forfeitures are subject to reinstatement if the participant is rehired prior to having a five year period of severance and repays any prior distributions to restore nonvested profit sharing and employer non-elective contributions. The plan was also amended to permit forfeitures to be used to reinstate previously forfeited amounts upon rehiring a participant. In addition, the amendment also limited highly compensated employees to the top-paid twenty percent of employees. This amendment was effective on January 1, 2018.
In November 2018, the Plan was amended to make the immediate forfeiture provisions described in the January 2018 amendment applicable only to employees hired on and after January 1, 2018 to avoid administrative complexity.
In March 2018, the Plan was amended to incorporate new investment options. The following investments were removed from the Plan effective March 21, 2018: BlackRock Basic Value, BlackRock Global Allocation, Columbia Small Cap Value II, Lazard Emerging Markets Portfolio, MFS Research International R6, Vanguard Morgan Growth Admiral and Vanguard Small Cap Growth Index. The following new investments were added to the Plan effective March 22, 2018: Columbia Trust Contrarian Core Fund A, Rothschild U.S. Small/Mid Cap Core CIT, TS&W International Large Cap Equity Trust S, Vanguard Target Retirement 2060 and Vanguard Target Retirement 2065. The AES Common Stock investment option was closed to future contributions effective March 20, 2018.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Payment of Benefits — Benefits are recorded when paid.
Fair Value — Fair value, as defined in the fair value measurement accounting guidance, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or exit price. The Plan applies the fair value measurement accounting guidance to determine the fair value of investments. This guidance requires the use of the principal or most advantageous market from the perspective of the reporting entity. Fair value, where available, is based on observable quoted market prices. Where observable prices or inputs are not available, several valuation techniques are applied. The process involves varying levels of judgment, the degree of which is dependent on the price transparency of the instruments or market and the instruments’ complexity.
To increase consistency and enhance disclosure of the fair value of financial instruments, the fair value measurement accounting guidance contains a fair value hierarchy to prioritize the inputs used to measure fair value into three categories. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement, where Level 1 is the highest and Level 3 is the lowest. The three levels are defined as follows:
Level 1 — unadjusted quoted prices in active markets accessible by the reporting entity for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 — pricing inputs other than quoted market prices included in Level 1 that are based on observable market data, that are directly or indirectly observable for substantially the full term of the asset or liability. These include quoted market prices for similar assets or liabilities, quoted market prices for identical or similar assets in markets that are not active, adjusted quoted market prices, inputs from observable data such as interest rate and yield curves, volatilities or default rates observable at commonly quoted intervals or inputs derived from observable market data by correlation or other means.
Level 3 — pricing inputs that are unobservable, or less observable, from objective sources. Unobservable inputs should only be used to the extent observable inputs are not available. These inputs maintain the concept of an exit price from the perspective of a market participant and should reflect assumptions of other market participants.
The carrying amount of financial assets not measured at fair value on a recurring basis, including participant and employer contributions receivable, receivables for securities sold, and participant loans, approximates their fair value.
Investments and Revenue Recognition — The Plan’s investments are stated at fair value. Money market and other mutual funds are stated at their quoted market prices. All Plan investments that are classified within the fair value hierarchy are actively traded in an open market to support classification of the fair value measurement as Level 1.
The Plan's investments in common trust funds are valued using the net asset value provided by the trustee as a practical expedient and are therefore not classified within the fair value hierarchy. The net asset value is based on the value of the underlying assets held by the fund less its liabilities. Each of these investments is redeemable either daily or with advance notice of ten days. All common trust funds held by the Plan file an annual report on Form 5500 as a direct filing entity. This practical expedient is not used when it is probable that the fund will sell the investment for an amount different than the reported net asset value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s realized and unrealized gains and losses on investments bought and sold as well as those held during the year.

New Accounting Pronouncements Issued But Not Yet Effective — In July 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2018-09, Codification Improvements. The amendment to Subtopic 962-325, Plan Accounting, Defined Contribution Pension Plans, Investment, Others, was updated to clarify that a plan should evaluate if a readily determinable fair value exists for stable value common collective trust funds, or if those investments qualify for the practical expedient to be measured at net asset value. This amendment is effective on January 1, 2019 on a modified retrospective approach and is not expected to have a material impact on the Plan's financial statements.
3.   INVESTMENTS
All of the Plan's investments are measured at quoted market prices in active markets for identical assets (Level 1) except for its investments in common trust funds, which are measured at net asset value. The following table sets forth the Plan’s investments by type:

		December 31,
	Pricing Category	2018	2017
The AES Corporation Common Stock	Level 1	$59,037,003	$57,809,862
Money Market Funds	Level 1	24,963,275	22,500,958
Mutual Funds (1)	Level 1	188,864,928	277,142,472
Self-Directed Investments	Level 1	36,381,154	38,625,800
Total investments classified within fair value hierarchy		309,246,360	396,079,092
Common Trust Funds (2)		51,284,346	—
Total investments		$360,530,706	$396,079,092
(1) See Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) for the detail of mutual funds held at December 31, 2018.
(2) Measured using net asset value (NAV) as a practical expedient. See FN 2—Summary of Significant Accounting Policies for further details.
The Company’s stock is traded on the New York Stock Exchange. The Plan’s investment in the Company’s stock is stated at the closing quoted price. At December 31, 2018 and 2017, the closing quoted price of the Company’s common stock was $14.46 and $10.83 per share, respectively.
4.  RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Notes receivable from participants includes receivables from officers and employees of the Company ("the Plan Sponsor"), including the Plan Administrator. Under ERISA rules, these transactions are not prohibited and they qualify as exempt party-in-interest transactions. See Note 1—Plan Description for additional information regarding notes receivable from participants.
In the ordinary course of business, participants invest in various investment options determined by the AES Corporation Retirement Savings Plan Committee. These investment options are based on the recommendations of the Plan’s investment advisor, an unrelated party, and include investment options offered by the Plan Trustee. Under ERISA rules, these transactions are not prohibited and they qualify as exempt party-in-interest transactions. Additionally, at December 31, 2018 and 2017, the Plan held 4,082,780 and 5,337,937 shares, respectively, of AES common stock, the sponsoring employer, with a cost basis of $42,360,133 and $55,308,536, respectively.
5.  TAX STATUS
The Plan received a determination letter from the IRS dated July 13, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Subsequent to receiving this determination by the IRS, the Plan was amended. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.  RISKS AND UNCERTAINTIES
Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits. The fair value of the Plan’s investment in AES’s stock as of December 31, 2018 was approximately $59,037,003, which exposes the Plan to concentration risk. As discussed in Note 1—Plan Description, this investment option was closed to future contributions in March 2018.
7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The Form 5500 is the plan's report of financial condition under ERISA and the Internal Revenue Code. The following is a reconciliation of Net Assets Available for Benefits and Changes in Net Assets Available for Benefits per the financial statements to the Form 5500 as of, and for the years ended, December 31, 2018 and 2017:

	December 31,
	2018	2017
Statement of Net Assets Available for Benefits:
Net assets available for benefits as stated in the financial statements	$366,398,863	$402,431,874
Less: Loan defaults deemed distributions	—	17,138
Net assets available for benefits as stated on Form 5500, at fair value	$366,398,863	$402,414,736

December 31, 2018
Statement of Changes in Net Assets Available for Benefits:
Increase (Decrease) in net assets per the financial statements	$(36,033,011)
Add: Loan defaults deemed distributions at beginning of period	17,138
Net Increase (Decrease) as stated on Form 5500	$(36,015,873)

THE AES CORPORATION RETIREMENT SAVINGS PLAN
EIN: 54-1965292
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2018

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	The AES Corporation	Common Stock, 4,082,780 shares	$59,037,003
	Vanguard	Extended Market Index Fund, 314,935 shares	23,837,443
	Vanguard	Institutional Index Fund, 193,411 shares	44,010,736
	Vanguard	Target Income Retirement Fund, 150,858 shares	1,923,442
	Vanguard	Total Bond Market Index Fund, 1,090,539 shares	11,396,128
	Vanguard	Total International Stock Index Fund, 91,654 shares	9,299,248
	Vanguard	2015 Target Retirement Fund, 122,029 shares	1,691,328
	Vanguard	2020 Target Retirement Fund, 271,273 shares	7,766,552
	Vanguard	2025 Target Retirement Fund, 958,567 shares	16,305,221
	Vanguard	2030 Target Retirement Fund, 438,451 shares	13,513,065
	Vanguard	2035 Target Retirement Fund, 606,824 shares	11,420,430
	Vanguard	2040 Target Retirement Fund, 382,163 shares	12,347,690
	Vanguard	2045 Target Retirement Fund, 545,128 shares	11,017,044
	Vanguard	2050 Target Retirement Fund, 159,213 shares	5,177,609
	Vanguard	2055 Target Retirement Fund, 89,523 shares	3,160,174
	Vanguard	2060 Target Retirement Fund, 27,977 shares	872,051
	Vanguard	2065 Target Retirement Fund, 393 shares	7,709
	Vanguard	Federal Money Market Fund, 24,145,088 shares	24,145,088
	Metropolitan West	Total Return Bond Fund, 1,545,916 shares	15,119,058
	T. Rowe Price	Government Fund, 818,187 shares	818,187
	Columbia	Trust Contrarian Core Fund A, 2,446,237 shares	28,082,804
	Rothschild & Co.	U.S. Small/Mid-Cap Core CIT Fund, 909,694 shares	16,310,820
	TS&W	International Large Cap Equity Trust S, 820,461 shares	6,890,722
	Self-Directed Investments		36,381,154
*	Participant Loans	Interest (3.75% - 8.25%), Maturity (2018 - 2028)	4,906,362
	TOTAL		$365,437,068

*	Transactions in these items are considered to be exempt party-in-interest transactions under ERISA rules.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE AES CORPORATION

BY:	/s/ Andy Pezzino
Andy Pezzino Chair, AES Corporation Retirement Savings Plan Committee
Date: June 25, 2019